UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated April 30, 2021

99.2	Preliminary Prospectus Receipt issued on April 30, 2021

99.3	Preliminary Long-Form Prospectus dated April 30, 2021

99.4	News Release dated April 26, 2021

99.5	Notice of Meeting and Record Date dated April 26, 2021

99.6	Material Change Report - April 8, 2021

99.7	Agreement and Plan of Merger dated April 8, 2021

99.8	Investor Rights Agreement dated April 8, 2021

99.9	News Release dated April 15, 2021

99.10	Voting Instruction Form for Special Meeting to be held on May 5, 2021

99.11	Form of Proxy for Special Meeting to be held on May 5, 2021

99.12	Management Information Circular dated April 5, 2021

99.13	Notice of Special Meeting of Class A Restricted Voting Shareholders to be held on May 5, 2021

99.14	Required Disclosure by an Eligible Institutional Investor - Polar Asset Management Partners Inc.

99.15	News Release dated April 8, 2021

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